                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  Form 10-SB

                                 AMENDMENT #1

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           AUCTIONANYTHING.COM, INC.
                           -------------------------
          (Name of Small Business Issuer in its charter, as amended)

                  Delaware                            13-2640971
                  --------                            ----------
     (State or other jurisdiction of               (I.R.S. Employer
     incorporation or organization)               Identification No.)

35 West Pine Street, Suite 211, Orlando, Florida           32801
------------------------------------------------           -----
(Address of principal executive offices)                 (Zip code)

               (407) 481-2140
               --------------
      (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

     Title of each class                    Name of each exchange on which
     To be so registered                    each class is to be registered

     N/A                                                N/A
     ---                                                ---

Securities to be registered under Section 12(g) of the Act:

                      Common Stock, par value $0.001 per share
                      ----------------------------------------
                               (Title of class)

                           AUCTIONANYTHING.COM, INC.

                                  FORM 10-SB

                               TABLE OF CONTENTS

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PART I....................................................................................................   3

ITEM 1- DESCRIPTION OF BUSINESS...........................................................................   3
ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS...............   9
ITEM 3 - DESCRIPTION OF PROPERTY..........................................................................  13
ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................  13
ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....................................  14
ITEM 6 - EXECUTIVE COMPENSATION...........................................................................  16
ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.............................................  16
ITEM 8 - DESCRIPTION OF SECURITIES........................................................................  16

PART II...................................................................................................  17

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..  17
ITEM 2 - LEGAL PROCEEDINGS................................................................................  17
ITEM 3 - CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS.....................................................  18
ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES..........................................................  18
ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS........................................................  18

PART F/S..................................................................................................  19

FINANCIAL STATEMENTS......................................................................................  19

PART III..................................................................................................  32

ITEM 1- INDEX TO EXHIBITS.................................................................................  32
ITEM 2- DESCRIPTION OF EXHIBITS...........................................................................  33

PART I


ITEM 1- DESCRIPTION OF BUSINESS

Corporate History

          AuctionAnything.com, Inc. ("UBUY" or the "Company") is a publicly traded company (OTC BB: UBUY). The Company was originally incorporated in Delaware under the name "Mediplex Corporation" on February 25, 1969. According to documents filed in the State of Delaware, Mediplex Corporation forfeited its Certificate of Incorporation on December 3, 1973, as a result of not having named a registered agent as required by Delaware law; however, the Company was renewed and revived pursuant to a Certificate of Renewal and Revival filed on June 4, 1974. On June 5, 1974, the Company changed its name to "The Lawton-York Corporation." On January 31, 1975, the Company merged into it a New York corporation of identical name, which had been incorporated on February 10, 1966. The Company was the surviving corporation of that merger.

          The Company was, for many years, a wholesaler of custom one-, two-, three- and four-color processed commercial printing, as well as disposable and durable office equipment including stock paper, fax paper, fax and copy machines, computers, file cabinets and safes. The Company conducted its business throughout the United States of America and Puerto Rico from its headquarters in New York.

          On March 10, 1999, the Company changed the focus of its business and closed a transaction by which it acquired 100% of the outstanding capital stock of North Orlando Sports Promotions, Inc., a privately held Florida corporation ("NOSP"), from the shareholders of NOSP. As consideration for that acquisition, the Company issued 24,003,133 shares of its common stock, $0.001 par value (the "Common Stock"), which amounted to approximately 85% of the Company's outstanding Common Stock, to the three former shareholders of NOSP. In connection with the transaction, the Company adopted the name, "AuctionAnything.com, Inc.," in order to more accurately reflect its new core business. Also, prior to the closing of the acquisition transaction, the Company sold substantially all of its assets to its major shareholder, director and president, Joel E. Cavalier, in exchange for his assignment to the Company of 747,116 shares of Common Stock and his assumption of all of the Company's liabilities. At the Closing of the acquisition transaction, the Company's directors and officers resigned, and the Company elected a new management team consisting of the three former shareholders of NOSP, who are experienced in providing Internet auctions.

Business and Properties

          Industry Overview

               Growth of the Internet and Online Commerce
               ------------------------------------------

          The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. An estimated 25% of U.S. households now use the Internet, which is projected to rise to 33% in 1999 and to 66% by 2003/1/. Some 55% of the U.S. adult population (108 million) accessed the Internet during the final three months of 1998, up from 40% in the first three months of the year/2/. International Data Corporation ("IDC") estimates that the number of Internet users will grow from approximately 69 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. This growth is expected to be driven by the large and growing number of personal computers ("PCs") installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers. The Internet possesses a number of unique characteristics that differentiate it from traditional media: users communicate or access information without geographic or temporal limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously with a single individual or with entire groups of individuals. As a result of these characteristics, Internet usage is expected

____________________________

/1/  Yankee Group survey, March, 1999.
/2/  INTECO Corp. survey, January, 1999.

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to continue to grow rapidly. The growing acceptance of the Internet represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet will increase from approximately $32 billion worldwide in 1998 to approximately $130 billion worldwide in 2000.

          While companies initially focused on facilitating and conducting transactions between businesses over the Internet, a number of companies more recently have focused on facilitating a wide variety of business-to-consumer transactions. These companies typically use the Internet to offer standard products and services that can be easily described with graphics and text and do not necessarily require physical presence for purchase, such as books, CDs, videocassettes, automobiles, home loans, airline tickets and on-line banking and stock trading. The Internet gives these companies the opportunity to develop one-to-one relationships with customers worldwide from a central location without having to make the significant investments required to build a number of local retail presences, manage a worldwide distribution infrastructure or develop the printing and mailing infrastructure associated with traditional direct marketing activities. While companies have generally focused on applying these benefits in business-to-business and business-to-consumer transactions, a significant market opportunity exists to apply these same advantages to facilitate person-to-person trading over the Internet.

          In addition, the Internet offers advertisers the ability to target their messages and to make changes quickly and frequently in response to market factors, current events and consumer feedback. Ad effectiveness is measured by the number of "impressions" delivered to customers and the "click-through" rate to advertisers' web sites. This level of targetability, flexibility, and measurability is not available through traditional print or broadcast media. Online advertising revenue was estimated at $266.9 million in 1996, $907 million in 1997/3/, and $2.1 billion in 1998. Internet ad revenue of $5.5 billion is predicted for 1999, which represents a 161.9% increase over last year/4/. Online ad spending is expected to reach $7.1 billion by 2002/5/, and will climb to an estimated $15 billion by 2003/6/. Online advertising is showing significantly stronger yearly growth than television advertising/7/, has proven to be efficacious/8/, and continues to gain ground on print advertising, as people move from the newspaper to the Internet for news and information. Its 240% projected growth rate has dwarfed cable television's 15.5% growth rate/9/.

               The Person-to-Person Trading Market
               -----------------------------------

          The exchange of goods between individuals--person-to-person trading-- has traditionally been conducted through trading forums such as classified advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses and local dealer shops. These markets are highly inefficient, making person-to-person trading difficult for buyers and sellers. Their fragmented, regional nature makes it difficult and expensive for buyers and sellers to meet, exchange information and complete transactions. The localized nature of these markets also results in a limited variety and breadth of goods available in any one location. Buyers are limited to searching through local classified ads or to traveling to numerous geographically-dispersed flea markets, trade shows or dealer shops in order to find items of interest. These markets often have high transaction costs because intermediaries either mark up goods for resale or charge a commission. Because these markets are information inefficient, buyers and sellers lack a reliable and convenient means of setting prices for sales or purchases. Despite

_____________________________

/3/ Fox Market Wire: "1997 - a Breakthrough Year of Online Advertising", April 8, 1998, citing figures compiled by Coopers and Lybrand.
/4/ Simba Information report: "Web Advertising 1998-1999 Market Analysis and Forecast", February, 1999 (including $2.1 billion figure for 1998); earlier reports predicted $3.8 billion in ad revenues by the year 2000 (6/th/ E Overview Report of eMarketer, August, 1998). Another study by eMarketer estimates ad revenues as follows: 1998: $1.5 billion, 1999: $2.61 billion, 2000: $4.2 billion, 2001: $6.7 billion, 2002: $8.9 billion. (CyberAtlas: Advertising:
"Increase in Ad Spending Predicted" March 25, 1999).
/5/ Supra
/6/ PC World: "Online Advertising to Increase Tenfold", August 21, 1998, citing Forrester Research, Inc. report.
/7/ Internet Advertising Bureau, press release, April 8, 1998, citing figures compiled by Coopers & Lybrand.
/8/ The Ipsos-ASI/AOL study of February 1999 shows that consumers are as likely to remember an online banner ad as a television commercial; the Netratings survey of October, 1998, concludes that "Web banner ads significantly increase the audience reach of a product", and the February, 1999 study of online brand loyalty by Cyber Dialogue, found that one third of consumers have changed their perception of a brand because of online advertising.
/9/ Coopers and Lybrand report, April 1998.

these inefficiencies, the Company believes that the market for traditional person-to-person trading in the U.S. through auctions and classified ads exceeded $50 billion in goods sold in 1997.

          The Internet offers, for the first time, the opportunity to create a compelling global marketplace that overcomes the inefficiencies associated with traditional person-to-person trading while offering the benefits of Internet-based commerce to the person-to-person trading market. An Internet-based, centralized trading place facilitates buyers' and sellers' meeting, listing items for sale, exchanging information, interacting with each other and, ultimately, consummating transactions. It allows buyers and sellers to trade directly, bypassing traditional intermediaries and lowering costs for both parties. This trading place is global in reach, offering buyers a significantly broader selection of goods to purchase and providing sellers the opportunity to sell their goods efficiently to a broader base of buyers. It offers significant convenience, allowing trading at all hours and providing continually-updated information. By leveraging the interactive nature of the Internet, this trading place also facilitates a sense of community through direct buyer and seller communication, thereby enabling the interaction between individuals with mutual interests. As a result, there exists a significant market opportunity for an Internet-based, centralized trading place that applies the unique attributes of the Internet to facilitate person-to-person trading.

          General Business

          AuctionAnything.Com, Inc., operates a variety of Internet-related services. Currently, the Company has three operations: (i) an online person-to-person trading service, known as the AuctionAnything.com person-to-person network; (ii) a service that establishes and hosts auctions for other businesses, known as Auction Business Solutions (ABS); and (iii) an Internet service provider (ISP) service, known as Tish.net. The Company remains committed to pursuing all commercial opportunities in the online person-to-person, business-to-consumer and business-to-business trading service areas.

               AuctionAnything.com
               -------------------

          The Company owns and operates the AuctionAnything.com person-to-person network, an online person-to-person trading website. The website is located at http://www.auctionanything.com. This site serves as a centralized trading place for buyers and sellers to meet, negotiate sales, and finally consummate transactions directly, thereby bypassing the time and expense of intermediaries. Sales are conducted by auction hosted by the Company. Although users are required to register, the Company does not currently charge for these services in order to attract potential customers for its other products, such as its ABS program (see below).

          Currently, the Company has consolidated all person-to-person trading services into one centralized site with an expanding list of categories. The site is available at http://Auctions.AuctionAnything.com.

          The Company sells Gold Memberships to AuctionAnything.com person-to-person sites. The membership includes free listings for one year, no commissions on items sold for one year, free Internet service via a third-party vendor known as WebCombo and a discounted long distance telephone service via another third-party vendor known as StarTouch.

               Auction Business Solutions
               --------------------------

          Auction Business Solutions (ABS) is a business-to-consumer service whereby the Company establishes and then hosts auctions for other businesses. This service was designed for businesses whose product inventory has a relatively high-turnover rate, particularly businesses that sell bulk-items that are easily shipped. The Company provides the milieu and the technical support, while the customer is responsible for all listed items, content, delivery, collections, and other incidentals. The Company charges an initial installation fee, then a flat monthly fee plus a percentage of the successful sales thereafter.

          The ABS auctions appear on and are accessed through the AuctionAnything.com website. Also, AuctionAnything.com registered users are automatically registered to participate in all ABS sites. Currently, there are six ABS auction sites found at the AuctionAnything.com website:

          (i)   Sportsauction.com (www.SportsAuction.com) is an ABS site wholly
                -----------------------------------------
                owned by the Company. In addition to being the main site for the Company, it has served as a test site for all technical components. At this site, the Company auctions off sports and celebrity material, all of which are owned by the Company. The auctions are conducted weekly, beginning every Monday and concluding every Sunday. The Company typically runs between 500 and 3000 lots per week. These weekly lots are combined with occasional daily lots, which begin and end on the same day. The daily lots are designed to attract buyers to the site on off days. The Company offers a weekly auction giveaway to that week's bidders. Each time a person bids, they are entered into a drawing; thus, people are encouraged to bid more in order to increase their chances of winning.

          (ii)  Autographauctions.com (www.AutographAuctions.com) is also an ABS
                -------------------------------------------------
                site wholly owned by the Company. The site eventually feeds the visitor to the sportsauction.com site. This site was established to eliminate confusion concerning the large amount of non-sports celebrity autographs offered in the sportsauction.com site, and also to facilitate advertising in celebrity autograph magazines.

          (iii) Stogiesauction.com (www.StogiesAuction.com) is an ABS site
                -------------------------------------------
                established for a customer based in Boca Raton, Florida. They auction off cigar and related merchandise.

          (iv)  TCI Industries (www.TCIIndustries.com) is an ABS site
                --------------------------------------
                established for a customer based in Columbia, South Carolina. They auction off computer equipment.

          (v)   Showcases USA (www.UniqueMemorabilia.com) is an ABS site
                -----------------------------------------
                established for a customer in Tampa, Florida. They auction off sports and celebrity memorabilia.

          (vi)  Christian Help (www.AuctionsForCharity.com) is an ABS site
                -------------------------------------------
                established for a charitable service based in Orlando, Florida. The auction, to be held in November of 1999, will serve as a fundraiser. This client will only be charged a percentage of the successful sales.

          The Company's current plan is to aggressively market its ABS program to businesses that could potentially thrive in the online business-to person field. The Company is committed to expanding its marketing and advertising of the ABS program via media, personal contacts, and trade shows.

                ISP Services
                ------------

          Tish.net is an ISP that provides Internet service for the Company and for other customers. Currently, Tish.net provides ISP services for approximately 50 clients. There are no immediate plans to solicit new clients for these services.

Revenue Sources

          Tish.net

          Tish.net offers ISP services to approximately 50 clients. There are no immediate plans to solicit new clients for these services. Services provided include dial-up through high-speed Internet access and design and hosting of Internet web and e-mail services. Customer costs range from $16 per month to $1,500 per month for access and hosting services, and other services are provided based on hourly rates.

          Auction Business Solutions

          Auction Business Solutions (ABS) is a service whereby the Company establishes and hosts auctions for other businesses. Currently, the Company has established six ABS sites, four of which were established for customers. Typically, the Company charges each customer an initial set up charge of $5,000.00, and then $250.00 per month, plus two percent of their successful sales. The Company expects to increase the successful sales percentage fee from two percent to three percent. The Company is actively seeking more customers for this service.

          SportsAuction.com

          SportsAuction.com and AutographAuction.com are ABS sites owned by the Company. The Company auctions off sports and celebrity material weekly via the web site, SportsAuction.com, a/k/a AutographAuction.com. All of the items offered for sale by auction on this web site are owned by the Company. The Company runs between 500 and 3000 lots per week. These weekly lots are combined with occasional daily lots. All auctions are non-reserve auctions and subject to a $1.00 minimum bid. Currently, the Company generates approximately $10,000 per week in gross sales from SportsAuction.com.

          Gold Memberships

          The Company sells Gold Membership to AuctionAnything.com to customers at a rate of $99. The membership includes free listings for one year, no commission charges on items sold for one year, free Internet service and a discounted long distance telephone service.

          Commissions

          The Company receives a five percent commission on all usage of the long distance carrier, StarTouch, by any customer who signs up for long distance telephone service through the Company.

          Banner Advertising

          The Company plans on selling banner advertising on its website in the near future. The competition for advertising dollars is intense, but the dollars available are growing. Jupiter Communications, a leading Internet research firm, estimates that Web advertising in the U.S. will grow from $940 million in 1997 to over $7.6 billion by the year 2002. Ad rates for many web sites have remained stable at $10 to $50 per 1,000 pages viewed, but significant discounting is prevalent in the market. Initially, the Company may discount its rates in order to establish itself in the market.

          Sales Through Other Auction Sites

          The Company also generates modest revenue through sales of its own inventory through other Internet auction sites, such as eBay. Gross sales from these activities are approximately $1,000 per week.

Competition

          The market for person-to-person and business-to-customer trading over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. The Company currently or potentially competes with a number of other companies. The Company's direct competitors include various online person-to-person auction services, including Onsale Exchange, Auction Universe, Excite, eBay, Ubid, and a number of other services, including those that serve specialty markets. Also, the Company will compete directly with emerging networks of online person-to-person and business-to-customer auction services, such as the FairMarket network, which combine the services of competing auction sites, thereby exposing items to a larger number of buyers. The Company also competes indirectly with business-to-consumer online auction services such as Onsale, First Auction, ZAuction and Surplus Auction. The Company potentially faces competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating online person-to-person interaction. Certain of these potential competitors, including Amazon.com, AOL, Microsoft and Yahoo! currently offer a variety of business-to-consumer trading services and classified ad services, and certain of these companies may introduce person-to-person trading to their large user populations. Other large companies with strong brand recognition and experience in online commerce, such as Cendant Corporation, QVC and large newspaper or media companies may also seek to compete in the online auction market. Competitive pressures created by any one of these companies, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, results of operations and financial condition.

          The Company believes that the principal competitive factors in its market are volume and selection of goods, population of buyers and sellers, customer service, reliability of delivery and payment by users, brand recognition, Web site convenience and accessibility, price, quality of search tools and system reliability. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than the Company. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of Internet and other online services increases. Therefore, certain of the Company's competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies or may try to attract traffic by offering services for free and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brand. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to trading services that compete with the Company. Although the Company has established Internet traffic arrangements with several large online services and search engine companies, there can be no assurance that these arrangements will be renewed on commercially reasonable terms or that they will otherwise continue to result in increased users of the Company's service. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

Government Approval and Regulation

          The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although the laws that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitutional grounds. The nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, such legislation could subject the Company and/or its customers to potential liability, which in turn could have an adverse effect on the Company's business, results of operations and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the Company's service or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

          In addition, numerous states have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that a state will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide and the Company facilitates sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. Failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition.

Research and Development Expenses

     The Company does not presently budget or isolate all its research and development costs. These costs are generally included in overhead as they are attributed principally to salary and other expenses associated with maintaining programming personnel who spend varying amounts of time dedicated to both research and development of new online features and applications and to the administration and maintenance of those sites and applications.

Costs and Effects of Compliance with Environmental Law

     The Company is not aware of any significant present or future impact on its business due to compliance with environmental laws.

Employees

     As of October 20, 1999, the Company had fourteen employees, including six in customer support, three in product development, one in sales and marketing, and four in administration and business development. The Company has never had a work stoppage, and no employees are represented under collective bargaining agreements. The Company considers its relations with its employees to be good. The Company believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel, and upon the continued service of its senior management and key technical personnel. Competition for qualified personnel in the Company's industry and geographical location is intense, and there can be no assurance that the Company will be successful in attracting, integrating, retaining and motivating a sufficient numbers of qualified personnel to conduct its business in the future.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Important Considerations Related to Forward-Looking Statements

     The statements contained in this report that are not historical facts are forward-looking statements that involve certain risks and uncertainties. These forward-looking statements include the plans and objectives of management for future operations relating to the products and future economic performance of the Company.

     The forward-looking statements are based on assumptions that the Company will continue to market its products and services competitively. The forward-looking statements are also based upon assumptions that (i) competitive conditions within the Internet auction business will not change materially or adversely; (ii) demand for sports and celebrity memorabilia will remain strong; and (iii) the market will accept the Company's new products and services. Assumptions relating to the foregoing are difficult or impossible to predict accurately and many are beyond the control of the Company. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

General

     The Company's primary source of revenues is through a variety of Internet related services. Currently, the Company has three main operations: (i) an on-line, person-to-person trading service, known as AuctionAnything.com; (ii) a service that establishes and hosts auctions for other businesses, known as Auction Business Solutions; and (iii) an Internet service provider known as Tish.net.

     The Company's financial position and results of operations are subject to fluctuations due to a variety of factors. Fluctuations in the quality and value of items sold on the Company's Internet auction site can result in significant increases or decreases in revenues. The Company's historical results of operations are not necessarily indicative of future results.

Selected Balance Sheet Items

     As noted above, the Company raised approximately $925,000 in capital through a private placement of securities. That transaction had a significant impact on certain balance sheet accounts and the effects are described below.

Cash and Cash Equivalents

     Cash and cash equivalents increased from $1,597 at December 31, 1997 to $3,506 at December 31, 1998. This change resulted primarily from cash generated from sales. Cash and cash equivalents increased from $3,506 at December 31, 1998 to $301,485 at August 31, 1999. This increased resulted primarily from the cash generated in the Company's private placement of securities, which is described above.

Accounts Receivable

     Accounts receivable decreased from $4,323 at December 31, 1997 to $1,983 at December 31, 1998. This change resulted primarily from enhanced collection efforts by the Company. Accounts receivable increased from $1,983 at December 31, 1998 to $18,433 at August 31, 1999. This increase resulted from increased sales volumes and from a larger product inventory.

Inventory

     Inventory increased from $22,987 at December 31, 1997 to $39,886 at December 31, 1998. This change resulted principally from increased purchases of sports and celebrity memorabilia for auction during 1998. Inventory increased from $39,886 at December 31, 1998 to $278,236 at August 31, 1999. This increase resulted from large inventory purchases made in the second and third quarters of 1999.

Prepaid Expenses

     Prepaid expenses and other assets increased from $0 at December 31, 1997 and December 31, 1998, to $51,094 at August 31, 1999. This change resulted principally from the additional financial burdens placed on the Company as a consequence of its public status.

Equipment

     Equipment decreased from $11,450 at December 31, 1997 to $8,082 at December 31, 1998. This change resulted primarily from depreciation recorded during 1998. Equipment increased from $8,082 at December 31, 1998 to $45,485 at August 31, 1999. The change resulted from the acquisition of computer equipment by the Company and from the acquisition of Tish.net previously described.

Accounts Payable and Accrued Expenses

     Accounts payable and accrued expenses increased from $14,081 at December 31, 1997 to $20,733 at December 31, 1998.

     This change resulted principally from increased inventory purchases. Accounts payable and accrued expenses increased from $20,733 at December 31, 1998 to $34,837 at August 31, 1999. This change resulted principally from increased numbers of employees of the Company and the growth of other overhead costs.

Due to Related Parties

     Due to related parties increased from $16,612 at December 31, 1997 (current and long-term portions) to $34,304 at December 31, 1998. This increase was due to loans made by officers of the Company. Due to related parties decreased from $34,304 at December 31, 1998 to $0 at August 31, 1999. This change resulted from payment of the aforementioned loans by the Company during 1999.

Common Stock and Additional Paid-In Capital

     Common stock and additional paid-in capital increased from $500 and $7,500, respectively at December 31, 1998 to $28,239 and $915,053, respectively at August 31, 1999. This change resulted principally from the private placement of securities in 1999, mentioned above.

Results of Operations
Year ended December 31, 1998 to Year Ended December 31, 1997

     Sales

     Sales increased from $212,379 during the year ended December 31, 1997 to $399,392 during the year ended December 31, 1998. This increase resulted principally from increased volume of transactions caused by increased visitation to the Company's Internet site by potential customers.

     Commission Income

     Commission income increased from $9,780 for the year ended December 31, 1997 to $10,031 for the year ended December 31, 1998. This increase resulted principally because the Company sold more consigned inventory during 1998 than 1997.

     Cost of Sales

     Cost of sales increased from $166,555 during the year ended December 31, 1997 to $290,511 during the year ended December 31, 1998. This increase resulted from increased sales volume in 1998 over 1997.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased from $31,505 for the year ended December 31, 1997 to $112,934 for the year ended December 31, 1998. This increase resulted principally from the increase in salaries and employee benefits from $0 in 1997 to $68,069 in 1998. During 1997 the Company had no employees as all matters were handled by officers of the Company without compensation. Beginning in April 1998, the officers of the Company began receiving compensation and as of December 31, 1998 the Company had four employees.

     Depreciation

     Depreciation expense increased from $5,795 for the year ended December 31, 1997 to $7,067 for the year ended December 31, 1998. This increase resulted principally due to the increase in depreciable assets.

     Interest

     Interest expense increased from $1,332 for the year ended December 31, 1997 to $3,167 for the year ended December 31, 1998. This increase resulted principally due to the increase in 1998 in the amounts due to related parties, which bore interest.

Results of Operations
Eight Months Ended August 31, 1999 to August 31, 1998

     Sales

     Sales increased from $250,720 during the eight months ended August 31, 1998 to $400,198 during the eight months ended August 31, 1999. This increase resulted principally from increased volume of transactions caused by increased visitation to Company's Internet site by potential customers.

     Internet Service Revenue

     Internet service revenue increased from $0 during the eight months ended August 31, 1998 to $43,615 during the eight months ended August 31, 1999. This increase resulted from the 1999 acquisition of Tish.net, previously described.

     Commission Income

     Commission income decreased from $7,393 during the eight months ended August 31, 1998 to $4,015 for the eight months ended August 31, 1999. This decrease resulted principally because of a decrease in the volume of consigned inventory sold.

     Cost of Goods Sold

     Cost of goods sold increased from $155,946 during the eight months ended August 31, 1998 to $290,602 during the eight months ended August 31, 1999. The increase resulted principally from the increase in auction sales offset by a decline in gross margin. Cost of goods sold as a percentage of auction sales increased from 62% during the eight months ended August 31, 1998 to 73% during the eight months ended August 31, 1999. This increase is due to the increase of items offered for sale, which diluted the bidding process and reduced margins during the period.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased from $84,339 during the eight months ended August 31, 1998 to $429,904 during the eight months ended August 31, 1999. This increase resulted principally because of an increase in payroll and related costs from $35,501 during the eight months ended August 31, 1998 to $227,072 during the eight months ended August 31, 1999, an increase in professional fees from $4,032 during the eight months ended August 31, 1998, to $64,438 during the eight months ended August 31, 1999, and a increase in advertising expense from $0 during the eight months ended August 31, 1998, to $30,183 during the eight months ended August 31, 1999. The increase in payroll and related costs was caused as the number of employees of the Company increased from four at August 31, 1998 to fourteen at August 31, 1999. The increase in professional fees is due to the costs incurred related to the public offering. The increase in advertising expense is due to management's efforts to increase sales.

Risks Associated with the Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Since the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant suppliers and service providers, the Company intends to determine the extent to which the Company's interface systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues. The Company anticipates that this will be an ongoing process as the Company begins to implement supplier and service provider arrangements through 1999. There can be no assurance that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and will not have a material adverse effect on the Company's systems. Additionally, there can be no assurance that the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to the Company's websites will be Year 2000 compliant. As part of the Company's Year 2000 compliance plan, the Company is developing plans to operate its websites from different systems and/or at a different location in the event of any significant disruption as a result of the Year 2000 issues. The Company believes it is taking the steps necessary regarding Year 2000 compliance with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.


ITEM 3 - DESCRIPTION OF PROPERTY

Office Space

     The Company leases approximately 871 square feet of office space at 35 West Pine Street, Suites 211 and 226, Orlando, Florida 32801, at the current rental rate of $692.44 per month (increasing to $769.37 per month on November 10, 1999. The lease is for two years ending May 9, 2001, but the lease is renewable at the Company's option for an additional one years. Currently, the facility is adequate for the Company's operations, but Management expects that additional facilities will be needed prior to the expiration of the lease.

Other

     The Company owns or leases various computer equipment, telecommunications equipment, furniture and office machinery at its location in Orlando, Florida.


ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) The following individuals hold five percent (5%) or more of the outstanding voting stock of the Company. No other individual or any group is known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities.

                                 Name and Address of                        Amount and nature of                  Percent of
Title of Class                    Beneficial Owner                           Beneficial Owner                       Class
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                      Raymond J. Hotaling III                   8,471,694 owned directly                 29.9%
                                 35 West Pine St., Ste. 211
                                  Orlando, Florida 32801

Common Stock                      Dennis A Kurir                            8,471,694 owned directly                 29.9%
                                 35 West Pine St., Ste. 211
                                  Orlando, Florida 32801

Common Stock                      Martin M. Meads                           7,059,745 owned directly                 24.9%
                                 35 West Pine St., Ste. 211
                                  Orlando, Florida 32801


     (b) The following includes beneficial ownership information for all current executive officers and directors, and all who served as directors or executive officers in the fiscal years ended January 31, 1998 and 1999.

Tabular information is provided for outstanding securities plus any securities that a person has a right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.


                                      Name and Address of                 Amount and  nature of          Percent of
Title of Class                         Beneficial Owner                    Beneficial Owner                Class
---------------------------------------------------------------------------------------------------------------------------
Common Stock                          Raymond J. Hotaling III             8,471,694 owned directly         29.9%
                                       President/ Secretary/
                                        Chairman/ Director
                                     35 West Pine St., Ste. 211
                                      Orlando, Florida 32801

Common Stock                            Dennis A Kurir                    8,471,694 owned directly         29.9%
                                         CEO/Director
                                     35 West Pine St., Ste. 211
                                      Orlando, Florida 32801

Common Stock                            Martin M. Meads                   7,059,745 owned directly         24.9%
                                       Co-CEO/ Treasurer/
                                           Director
                                     35 West Pine St., Ste. 211
                                      Orlando, Florida 32801

Common Stock                           Joel E. Cavalier                              - 0 -                  0.0%
                                            FORMER
                                  President/Chairman/Director
                                     65-55 Woodhaven Blvd.
                                      Rego Park, NY 11374

Common Stock                           Nancy Scalia-Dunn                             - 0 -                  0.0%
                                            FORMER
                                 Secretary/Treasurer/Director
                                     65-55 Woodhaven Blvd.
                                      Rego Park, NY 11374

Common Stock                          Matthew J. Cavalier                   10,000 owned directly           0.04%
                                        FORMER Director
                                     65-55 Woodhaven Blvd.
                                      Rego Park, NY 11374

Common Stock                             Jesse Clayton                               - 0 -                  0.0%
                                        FORMER Director
                                     65-55 Woodhaven Blvd.
                                      Rego Park, NY 11374

Common Stock                      All directors and officers             24,013,133 owned directly         84.8%
                                    (current and former) as
                                      a group (7 persons)

          (c) Management knows of no arrangements that may result in a change of control of the Company.


ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following presents directors, executive officers, promoters and control persons of the Company as of October 20, 1999:

Name                     Age       Title                              Term of Office
-----------------------------------------------------------------------------------
Raymond J. Hotaling III   33       President                          Indefinite
                                   Secretary                          Indefinite
                                   Chairman of the Board (Director)   1 Year

Dennis A. Kurir           53       Chief Executive Officer            Indefinite
                                   Director                           1 Year

Martin M. Meads           38       Co-Chief Executive Officer         Indefinite
                                   Treasurer                          Indefinite
                                   Director                           1 Year

     Raymond J. Hotaling III.  Mr. Hotaling has been President, Secretary, a
     -----------------------
Director and Chairman of the Board of the Company since March 10, 1999. He also serves as the President and Secretary of the Company's wholly-owned subsidiary, North Orlando Sports Promotions, Inc. Mr. Hotaling has been the President of NOSP since its incorporation in 1995, and he has been responsible for its day-to-day operations, including the design, development and marketing of the corporate web site and Internet auction system, as well as daily accounting functions. From 1993 to 1995, Mr. Hotaling was a materials engineer with Matrix Composites, Inc. He also served as Flight Crew Systems Engineer with Lockheed Space Operations Company from 1990 to 1993. Mr. Hotaling attended the State University of New York at Binghamton from 1984 to 1986 and graduated from the Florida Institute of Technology in 1989 with a B.S. in mechanical engineering.

     Dennis A. Kurir.  Mr. Kurir has been the Chief Executive Officer and a
     ---------------
Director of the Company since March 10, 1999. He also serves as the Chief Executive Officer of NOSP, a position that he has held since 1995. From 1994 to 1995, Mr. Kurir served as the Orlando Print Show Manager, the North Florida Vice President of Operations and then the Membership Director of the Printing Association of Florida. Mr. Kurir graduated from Michigan Technological University in 1967 with a B.S. in biological sciences. In 1971, after service in the United States Army during the Vietnam War, he earned his M.B.A. from Michigan Technological University.

     Martin M. Meads.  Mr. Meads has been the Treasurer and a Director of
     ---------------
the Company since March 10, 1999. He was also the Company's Senior Vice President of Business Operations from March 10, 1999, until June 11, 1999, at which time he became co-Chief Executive Officer. Mr. Meads also serves as the Vice President and Treasurer of NOSP, a position he has held since February 18, 1999. Prior to March, 1999, Mr. Meads served as the President of The Information SuperHighway Corporation ("TISH"), an Orlando, Florida based Internet Service Provider (ISP) since June 1995. Mr. Meads was a senior systems engineer at Coleman Research Corporation between September ,1992, and April, 1996. Mr. Meads holds B.S. and M.S. degrees in electrical engineering from Michigan Technological University and also holds a M.S. degree in electro-optics from the University of Central Florida.

     As of October 20, l999, there were no family relationships among the directors and executive officers. Further, to the knowledge of Management, no director, executive officer, promoter or control person has been involved in any legal proceedings during the past five years that are material to an evaluation of the ability or integrity of such director, person nominated to become a director, executive officer, promoter or control person of the Company. None of the individuals listed in this Item 5 has had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of such bankruptcy, if any, or within two years prior to that time. No director, executive officer, promoter or control person was or has been convicted in a criminal proceeding or is subject to a pending criminal proceeding or subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, borrowing, or otherwise limiting his or her involvement in any type of business, securities or banking activities. No director, executive officer, promoter or control person has been found by a court of competent jurisdiction in a civil action to have violated federal or state securities or commodities laws.

ITEM 6 - EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid during the last two fiscal years to the chief executive officer of the Company. No information has been shown for other executive officers, each of whom received less than $100,000 in compensation in the last fiscal year. Due to the change of control of the Company that occurred on March 10, 1999, the information provided below reflects compensation paid during the past two fiscal years to the chief executive officer of North Orlando Sports Promotions, Inc., who has served as the chief executive officer of the Company since said change in control. All of the current executive officers of the Company have served since March 10, 1999.

                          SUMMARY COMPENSATION TABLE
                          --------------------------

                                    Annual compensation                    Long term compensation
                                                                       Awards                Payouts
                                                                           Securities
                                                              Restricted   underlying           Other
Name and principal position   Year  Salary   Bonus    Total     stock      options/SARs      Compensation
                                     ($)      ($)      ($)     award(s)       (#)
          (a)                  (b)   (c)      (d)      (e)       ($)          (g)
                                                                 (f)
Dennis A. Kurir, CEO          1998  19,434    -0-     19,434      -0-         -0-               -0-
                              1997    -0-     -0-                 -0-         -0-               -0-

Employment Contracts

     As of October 20, 1999, there are no existing employment contracts.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On February 18, 1999, prior to the acquisition transaction by which the Company acquired North Orlando Sports Promotions, Inc., NOSP acquired substantially all of the assets, and assumed certain liabilities, of The Information SuperHighway Corporation, a Florida corporation ("TISH"), in exchange for 208 1/3 shares of the common stock of NOSP. TISH was wholly-owned by Martin M. Meads, who also serves as the President and as a Director of TISH, and Mr. Meads was ultimately beneficial owner of the shares of stock in NOSP received by TISH in that transaction. Subsequent to that transaction, Mr. Meads became the Vice President and Treasurer of NOSP, and he now also serves as the co-CEO, Treasurer and a Director of the Company, positions he has held subsequent to the Company's acquisition of NOSP on March 10, 1999. In that acquisition transaction, Mr. Meads' 208 1/3 shares of stock in NOSP were acquired by the Company for 7,059,745 shares of the Company's Common Stock.

ITEM 8 - DESCRIPTION OF SECURITIES

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $0.001 per share. As of October 20, 1999, 28,321,946 shares of Common Stock are outstanding, held of record by approximately 189 persons. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of the funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

     The Company is not currently authorized to issue any shares of preferred stock.

     The Company has never paid any dividends. Future dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a business combination. The payment of dividends is within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in the Company's business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future. However, there are no current restrictions on the payment of dividends either by contract or regulation.

PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     At the time of filing, only a limited market existed for common shares of the Company. As of October 20, 1999, the Company had outstanding 28,321,946 shares of Common Stock with a par value of $0.001 per share. According to the records of the Company's transfer agent, Olde Monmouth Stock Transfer Co., Inc., a total of 4,308,813 of those shares were freely tradeable over the counter.

     (a) The Common Stock of the Company has been traded on the over-the-counter market since September of 1998, initially under the symbol, LWTN. The stock began trading under the symbol, UBUY, on March 22, 1999. The high and low bid prices each fiscal quarter, in fraction and decimal form, since the second quarter of 1998 are as follows:

                                             1998
                                             ----
                                   High             Low
     3rd Quarter (9/1 to 9/30)     4/43 (0.093)     4/43 (0.093)

     4th Quarter                   4/43 (0.093)     4/43 (0.093)

                                             1999
                                             ----
                                   High             Low

     1st Quarter                   2-1/2 (2.500)    4/43 (0.093)

     2nd Quarter                   3 (3.000)        81/85 (0.953)

     3rd Quarter                   11/16 (0.6875)   5/8 (1.625)

The quotations above reflect interdealer prices without retail markup, mark down or commission, and may not represent actual transactions.

     (b) As of October 20, 1999, the Company had 189 Shareholders of record of its common stock.

     (c) The Company has not previously paid cash dividends on its Common Stock. The payment of cash dividends from current earnings is not prohibited by any agreements to which the Company is a party, but is subject to the discretion of the Board of Directors and will be dependent upon many factors, including the Company's earnings, its capital needs and its general financial condition. The Company currently does not intend to pursue a policy of payment of dividends, but rather to utilize any excess proceeds to finance the development and expansion of its business.

ITEM 2 - LEGAL PROCEEDINGS

     No legal proceedings are pending against the Company.

ITEM 3 - CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

     On or about May 5, 1999, the Company engaged KPMG LLP as its independent auditors. Prior to that date, the company had not engaged the services of an independent auditor. To Management's knowledge, the Company has had no disagreements with its accountants regarding accounting or financial disclosure matters.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

     On or about February 18, 1999, the Company concluded a private offering of securities in reliance upon the exemption from registration requirements provided by Rule 504, promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company sold one million units to 18 investors at the offering price of $0.10 per unit, and each unit consisted of one share of Common Stock, par value $0.001 per share, and one stock purchase warrant. Each warrant entitled the holder thereof to purchase three additional shares of Common Stock at a purchase price of $0.30 per share. Consequently, the total offering price was $100,000, and an additional $900,000 would be received upon the exercise of all of the warrants. No underwriting discounts or commissions were paid. The warrants were exercisable by the holder at any time upon the payment of the exercise price and a transfer agent fee of $25.00, until the expiration of the warrant May 31, 1999. In addition, the Company could call a warrant if the Common Stock traded at or above a $5.00 reported closing bid or trade price for 10 consecutive trading days, upon 15 days' written notice to the warrant holder of the Company's intention to do so, if the warrant holder shall not have exercised the warrant prior to the end of such 15-day notice period.

     Each investor in the offering executed a subscription agreement in which such investor represented, among other things, that he, she or it was an accredited investor, as such term is defined in the Securities Act. In conducting the offering, the Company utilized an offering document that disclosed the terms of the offering and the securities offered, as well as information about the Company. It should be noted that the offering was conducted and concluded by the Company's previous management prior to the acquisition transaction by which the current controlling shareholders of the Company obtained control of the Company. The current controlling shareholders, in connection with the acquisition transaction, received assurances, in the form of representations and warranties, that the offering was properly conducted in accordance with the requirements of Rule 504 and applicable state securities laws.

     The exemption under Rule 504 is available to any issuer that is not a reporting company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or not a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Rule 504 allows companies to sell up to $1,000,000 of its securities within a 12-month period in an exempt transaction to an unlimited number of investors without regard to the investment sophistication of the investor. In the registration provisions which require the delivery of a prospectus before sale, there was no restriction on resale of the securities by investors. Thus, the Common Stock issued under the Rule 504 exemption was "free-trading" and not restricted under federal law. Rule 504 was amended effective April 7, 1999, subsequent to the completion of the offering, and stock sold pursuant to that exemption would now be restricted and not "free-trading."

     Since the closing of the offering and the aforementioned acquisition transaction, all of the holders of the stock purchase warrants sold during the offering have exercised such warrants, resulting in the issuance of an additional three million shares of Common Stock at the warrant exercise price of $0.30 per share. Most of the shares of Common Stock issued pursuant to the warrant exercises were issued as "free-trading"; however, 40,000 of such shares of Common Stock were issued as restricted stock because the warrant holder exercised his warrant subsequent to April 6, 1999, the effective date of the amendment to Rule 504.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is incorporated in Delaware. Under Section 145 of the Corporation Law of Delaware, a Delaware Company may, under specified circumstances, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by a director, officer, employee or agent of the Company in connection with the action, suit or proceeding, provided that such provision shall not eliminate or limit the liability of an individual applying for indemnification if, unless otherwise ordered by a court, a final adjudication establishes that (i) his acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and (ii) the act or omission was material to the cause of action.

     The Company's Articles of Incorporation and Bylaws provide that the Company may indemnify its officers, directors, employees and agents to the fullest extent permissible under Delaware law. Directors and officers shall be, and employees and agents may be, upon adoption of a resolution of the Board of Directors, indemnified if made a party or threatened to be made a party, or involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal of such an action or any inquiry or investigation that could lead to such an action, against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys' fees) actually incurred in connection with such action. The Board of Directors has the option of making any indemnification payments in advance and to purchase and maintain insurance to protect itself and its officers, directors, employees and agents. These indemnification rights are non-exclusive, but they will not eliminate or limit the liability of any directors, officer, employee or agent to the extent that such person is found liable for: (i) a breach of a duty of loyalty to the Company or its members;
(ii) an act or omission not in good faith that constitutes a breach of duty to the Company or involves intentional misconduct or a knowing or reckless violation of the law; (iii) a transaction from which the director, officer, employee or agent received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the individual's duties; or
(iv) an act or omission for which liability is expressly provided by an applicable statute.

     The Company currently maintains a Directors and Officers liability insurance policy with an annual aggregate limit of $1,000,000.

PART F/S

FINANCIAL STATEMENTS

NORTH ORLANDO SPORTS PROMOTIONS, INC.

Financial Statements
December 31, 1998 and 1997
(With Independent Auditors' Report Thereon)

Independent Auditors' Report

To The Shareholders
North Orlando Sports Promotions, Inc.:

We have audited the accompanying balance sheets of North Orlando Sports Promotions, Inc. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Orlando Sports Promotions, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP
------------------

Orlando, Florida
September 24, 1999

--------------------------------------------------------------------------------
                     NORTH ORLANDO SPORTS PROMOTIONS, INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                Balance Sheets
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          December 31, 1998 and 1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                              1998       1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      Assets
--------------------------------------------------------------------------------
Current assets:
--------------------------------------------------------------------------------
 Cash and cash equivalents                                   $ 3,506      1,597
--------------------------------------------------------------------------------
 Accounts receivable                                           1,983      4,323
--------------------------------------------------------------------------------
 Inventory                                                    39,886     22,987
--------------------------------------------------------------------------------
 Due from related parties                                      6,988         --
--------------------------------------------------------------------------------
   Total current assets                                       52,363     28,907
--------------------------------------------------------------------------------
Equipment, less accumulated depreciation of $16,124 in
 1998 and $9,057 in 1997                                       8,082     11,450
--------------------------------------------------------------------------------
                                                             $60,445     40,357
--------------------------------------------------------------------------------
           Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------
Current liabilities:
--------------------------------------------------------------------------------
 Accounts payable and accrued expenses                       $20,733     14,081
--------------------------------------------------------------------------------
 Due to related parties                                       34,304      5,353
--------------------------------------------------------------------------------
   Total current liabilities                                  55,037     19,434
--------------------------------------------------------------------------------
Long-term liabilities:
--------------------------------------------------------------------------------
 Due to related parties                                           --     11,259
--------------------------------------------------------------------------------
   Total long-term liabilities                                    --     11,259
--------------------------------------------------------------------------------
Stockholders' equity:
--------------------------------------------------------------------------------
 Common stock, par value $1; 500 shares authorized,
  issued and outstanding                                         500        500
--------------------------------------------------------------------------------
 Additional paid-in capital                                    7,500      7,500
--------------------------------------------------------------------------------
 Retained earnings (accumulated deficit)                      (2,592)     1,664
--------------------------------------------------------------------------------
   Total stockholders' equity                                  5,408      9,664
--------------------------------------------------------------------------------
                                                             $60,445     40,357
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
See accompanying notes to financial statements.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                     NORTH ORLANDO SPORTS PROMOTIONS, INC.
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                           Statements of Operations
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                   Years ended December 31, 1998 and 1997
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                                          1998                 1997
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Revenues:
-------------------------------------------------------------------------------------------------------
   Sales                                                               $  399,392             212,379
-------------------------------------------------------------------------------------------------------
   Commission income                                                       10,031               9,780
-------------------------------------------------------------------------------------------------------
                                                                          409,423             222,159

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Cost of sales                                                             290,511             166,555
-------------------------------------------------------------------------------------------------------
              Gross profit                                                118,912              55,604

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Expenses:
-------------------------------------------------------------------------------------------------------
   Selling, general and administrative                                    112,934              31,505
-------------------------------------------------------------------------------------------------------
   Depreciation                                                             7,067               5,795
-------------------------------------------------------------------------------------------------------
   Interest                                                                 3,167               1,332
-------------------------------------------------------------------------------------------------------
              Total expenses                                              123,168              38,632

-------------------------------------------------------------------------------------------------------
              Net (loss) income                                        $   (4,256)             16,972
                                                                      ===========          ==========

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
See accompanying notes to financial statements.
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                     NORTH ORLANDO SPORTS PROMOTIONS, INC.
--------------------------------------------------------------------------------
                      Statements of Stockholders' Equity
--------------------------------------------------------------------------------
                    Years ended December 31, 1998 and 1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                       Retained
                                          Additional   earnings       Total
                                 Common    paid-in   (accumulated  stockholders'
                                 stock     capital     deficit)       equity
--------------------------------------------------------------------------------
Balances at December 31, 1996    $ 500      7,500      (15,308)      (7,308)
--------------------------------------------------------------------------------
Net income                          --         --       16,972       16,972
--------------------------------------------------------------------------------
Balances at December 31, 1997      500      7,500        1,664        9,664
--------------------------------------------------------------------------------
Net loss                            --         --       (4,256)      (4,256)
--------------------------------------------------------------------------------
Balances at December 31, 1998    $ 500      7,500       (2,592)       5,408
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
See accompanying notes to financial statements.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------
                     NORTH ORLANDO SPORTS PROMOTIONS, INC.
------------------------------------------------------------------------------------
                            Statement of Cash Flows
------------------------------------------------------------------------------------
                    Years ended December 31, 1998 and 1997
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
                                                                   1998      1997
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Cash flows used in operating activities:
------------------------------------------------------------------------------------
 Net (loss) income                                              $ (4,256)   16,972
------------------------------------------------------------------------------------
 Adjustments to reconcile net (loss) income to net cash used in operating activities:
------------------------------------------------------------------------------------
   Depreciation                                                    7,067     5,795
------------------------------------------------------------------------------------
   Cash provided by (used in) changes in assets
    and liabilities:
------------------------------------------------------------------------------------
     Accounts receivable                                           2,341    (3,645)
------------------------------------------------------------------------------------
     Inventory                                                   (15,680)  (12,900)
------------------------------------------------------------------------------------
     Accounts payable and accrued expenses                        11,211     5,467
------------------------------------------------------------------------------------
     Due to/from related parties                                 (12,341)       --
------------------------------------------------------------------------------------
        Net cash (used in) provided by operating activities      (11,658)   11,689
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Cash flows used in investing activities:
------------------------------------------------------------------------------------
 Capital expenditures                                             (3,699)   (5,288)
------------------------------------------------------------------------------------
        Net cash used in investing activities                     (3,699)   (5,288)
------------------------------------------------------------------------------------
Cash flows from financing activities:
------------------------------------------------------------------------------------
 Proceeds from issuance of notes payable to related parties           --     4,538
------------------------------------------------------------------------------------
 Proceeds from issuance of notes payable                          65,500        --
------------------------------------------------------------------------------------
 Principal payments on notes payable to related parties          (22,455)       --
------------------------------------------------------------------------------------
 Principal payments on notes payable                             (25,779)  (15,523)
------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities       17,266   (15,523)
------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents       1,909    (9,122)
------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                     1,597     6,181
------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $  3,506    (2,941)
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
See accompanying notes to financial statements.
------------------------------------------------------------------------------------

NORTH ORLANDO SPORTS PROMOTIONS, INC.
Notes to Financial Statements
December 31, 1998 and 1997

(1)  Summary of Significant Accounting Policies

     (a)  Description of Business

          North Orlando Sports Promotion, Inc. (the "Company") operates on-line auctions specializing in sports memorabilia. The Company's primary site for operations is www.SportsAuction.com., which focuses on the
                                 ----------------------
          collectibles market. The Company generates revenue by procuring specialty merchandise at the wholesale level and selling it at retail in an on-line format. Examples of typical inventory would include autographed memorabilia (photos, football jerseys, balls, hats, etc.), sports cards, and other related collectibles. The Company also generates commissions revenue through consignment sales of memorabilia.

     (b)  Inventories

          Inventories are stated at the lower of cost or market. Cost is determined principally on the specific identification method. Provisions for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels.

          Consignment inventory is not recorded as inventory by the Company and is not placed in an auction until the merchandise is received. If a consignment item does not sell in an auction, the Company requests that the consignor lower the minimum bid or withdraw the item from the auction.

     (c)  Equipment

          Equipment is stated at cost less accumulated depreciation. Depreciation of equipment is computed using the straight-line method over its estimated useful life of 3 years.

     (d)  Income Taxes

          The Company is considered an S-corporation for federal income tax purposes. As such, the Company is not subject to federal income taxes directly. Income or loss of the Company passes through to the individual stockholders.

     (e)  Revenue Recognition

          The Company sells merchandise to customers under one of two types of sales transactions. The Company either purchases merchandise and sells it to customers or sells merchandise to customers under consignment arrangements and earns a commission.

          Revenue from sales of purchased merchandise is recognized and title passes when the Company receives verification of the credit card transaction or verification of the check clearing.

          Commission income from consignment sales is calculated as a percentage of the final sales value at the close of the auction and recognized when the Company receives verification of the credit card transaction or verification of the check. Commission is paid to the consignor after the merchandise has been shipped.

     (f)  Merchandise Return Policy

          The Company guarantees all items to be authentic, including consignment items. Any item may be returned within seven days for a full refund provided that the item has not been altered.

     (g)  Use of Estimates

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)  Related Party Transactions

     From January 1, 1997 to March 31, 1998, the Company's officers and stockholders (the "Officers") provided administrative, purchasing and engineering services to the Company without compensation. Also during 1998 and 1997, the Company did not incur rental expense as its operations were conducted from the personal residences of one of the Company's Officers.

     During 1998 and 1997, the Officers auctioned collectible merchandise through the Company as consignors and did not pay the Company a commission for this service.

     At December 31, 1998 and 1997, notes payable bearing interest of 14% and due August 31, 1999 in the amount of $34,304 and $5,353, respectively, was due to related parties. Subsequent to December 31, 1998, the notes were paid off.

(3)  Year 2000 (Unaudited)

     The Company is dependent on computer systems and system applications for conducting its ongoing business functions. In 1998, the Company began its process of identifying, evaluating and implementing changes to computer programs necessary to address the year 2000 issue. This issue involves the ability of computer systems that have time sensitive programs to recognize properly the year 2000. The inability to do so could result in failures or miscalculations, which could disrupt the Company's ability to meet its customer and other obligations on a timely basis.

     In addition, the Company is developing contingency plans to address perceived risks associated with the Year 2000 effort. These include business resumption plans to address the possibility of internal systems failures and the possibility of failure of systems or processes outside the Company's control. Preparations for the management of the date change will continue through 1999.

(4)  Subsequent Events

     Subsequent to December 31, 1998, the Company acquired the assets of The Information SuperHighway Corporation (TISH) in exchange for approximately 208 shares of the Company's common stock. The acquisition was accounted for as purchase. On the date of acquisition, February 18, 1999, assets were approximately $10,000.

     Subsequent to December 31, 1998, AuctionAnything.com (previously Lawton -
     York), acquired 100% of the Company in exchange for 85%, or 24,003,133 shares of the outstanding shares of AuctionAnything. In anticipation of the acquisition, AuctionAnything.com completed a private offering of 1,000,000 units at an offering price of $.10 per unit. Each unit consisted of one share of common stock and one stock purchase warrant. Each stock purchase warrant entitled the holder to purchase three shares of common stock of AuctionAnything.com for $.30 per share. A total of 4,000,000 shares of common stock were issued and sold by AuctionAnything.com for net proceeds of approximately $925,000. The proceeds of the offering will be used for working capital and to fund the Company's expansion plans.

     Subsequent to the acquisition of the Company by AuctionAnything.com, on March 10, 1999, the assets and liabilities of AuctionAnything.com were liquidated and the Company became a wholly-owned subsidiary of AuctionAnything.com.

Subsequent to December 31, 1998, the Company entered into an operating lease for office space as well as assuming an operating lease in conjunction with the purchase of the assets of TISH. The future minimum lease payments under these non-cancelable operating leases are as follows:

        Year ending December 31,
     ------------------------------
            1999                                           $  7,634
            2000                                             10,904
            2001                                              3,300
                                                           --------
       Total minimum lease payments                        $ 21,838
                                                           ========





--------------------------------------------------------------------------------
                           AUCTIONANYTHING.COM, INC.
--------------------------------------------------------------------------------
                                 Balance Sheets
--------------------------------------------------------------------------------
                            August 31, 1999 and 1998
--------------------------------------------------------------------------------
                                  (Unaudited)
--------------------------------------------------------------------------------
                                                         1999           1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           Assets
--------------------------------------------------------------------------------
Current assets:
--------------------------------------------------------------------------------
 Cash and cash equivalents                            $ 301,485        46,714
--------------------------------------------------------------------------------
 Accounts receivable                                     18,433         4,892
--------------------------------------------------------------------------------
 Inventory                                              278,236        21,663
--------------------------------------------------------------------------------
 Prepaid and other assets                                51,094            --
--------------------------------------------------------------------------------
 Due from related parties                                    --         6,052
--------------------------------------------------------------------------------
   Total current assets                                 649,248        79,321
--------------------------------------------------------------------------------
Equipment, less accumulated depreciation of $22,733      45,485         3,738
--------------------------------------------------------------------------------
                                                      $ 694,733        83,059
--------------------------------------------------------------------------------
         Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------
Current liabilities:
--------------------------------------------------------------------------------
 Accounts payable and accrued expenses                $  34,837        10,968
--------------------------------------------------------------------------------
 Due to related parties                                      --        48,404
--------------------------------------------------------------------------------
   Total current liabilities                             34,837        59,372
--------------------------------------------------------------------------------
Stockholders' equity:
--------------------------------------------------------------------------------
 Common stock, par value $.001; 50,000,000 shares
  authorized; 28,238,980 shares issued and
  outstanding                                            28,239           500
--------------------------------------------------------------------------------
 Additional paid-in capital                             915,053         7,500
--------------------------------------------------------------------------------
 Retained earnings (accumulated deficit)               (283,396)       15,687
--------------------------------------------------------------------------------
   Total stockholders' equity                           659,896        23,687
--------------------------------------------------------------------------------
                                                      $ 694,733        83,059
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
See accompanying notes to financial statements.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              AUCTIONANYTHING.COM
--------------------------------------------------------------------------------
                           Statements of Operations
--------------------------------------------------------------------------------
                  Eight months ended August 31, 1999 and 1998
--------------------------------------------------------------------------------
                                  (Unaudited)
--------------------------------------------------------------------------------
                                                    1999              1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Revenues:
--------------------------------------------------------------------------------
 Sales                                           $ 400,198          250,720
--------------------------------------------------------------------------------
 Internet service revenue                           43,615               --
--------------------------------------------------------------------------------
 Commissions income                                  4,015            7,393
--------------------------------------------------------------------------------
                                                   447,828          258,113
--------------------------------------------------------------------------------
 Cost of sales                                     290,602          155,946
--------------------------------------------------------------------------------
        Gross profit                               157,226          102,167
--------------------------------------------------------------------------------
Expenses:
--------------------------------------------------------------------------------
 Selling, general and administrative expenses      429,904           84,339
--------------------------------------------------------------------------------
 Depreciation                                        6,665            5,209
--------------------------------------------------------------------------------
 Interest                                            1,461            1,167
--------------------------------------------------------------------------------
        Total expenses                             438,030           90,715
--------------------------------------------------------------------------------
        Net (loss) income                        $(280,804)          11,452
--------------------------------------------------------------------------------
See accompanying notes to financial statements.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           AUCTIONANYTHING.COM, INC.
--------------------------------------------------------------------------------
                       Statement of Stockholders' Equity
--------------------------------------------------------------------------------
                      Eight months ended August 31, 1999
--------------------------------------------------------------------------------
                                  (Unaudited)
--------------------------------------------------------------------------------
                                                       Retained
                                         Additional    earnings        Total
                                 Common   paid-in    (accumulated  stockholders'
                                  stock   capital       deficit)      equity
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Balances at December 31, 1998   $    500      7,500      (2,592)         5,408
--------------------------------------------------------------------------------
Common stock issued (note 4)      27,739    907,553          --        935,292
--------------------------------------------------------------------------------
Net loss                              --         --    (280,804)      (280,804)
--------------------------------------------------------------------------------
Balances at August 31, 1999      $28,239    915,053    (283,396)       659,896
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
See accompanying notes to financial statements.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                  AUCTIONANYTHING.COM, INC.
----------------------------------------------------------------------------------------------
                                  Statements of Cash Flows
----------------------------------------------------------------------------------------------
                         Eight months ended August 31, 1999 and 1998
----------------------------------------------------------------------------------------------
                                         (Unaudited)
----------------------------------------------------------------------------------------------
                                                                      1999           1998
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Cash flows used in operating activities:
----------------------------------------------------------------------------------------------
 Net (loss) income                                                 $(280,804)      16,526
----------------------------------------------------------------------------------------------
 Adjustments to reconcile net (loss) income to net cash used in operating activities:
----------------------------------------------------------------------------------------------
   Depreciation                                                        6,665        5,209
----------------------------------------------------------------------------------------------
   Cash provided by (used in) changes in assets
    and liabilities:
----------------------------------------------------------------------------------------------
       Accounts receivable                                           (16,450)        (569)
----------------------------------------------------------------------------------------------
       Prepaid and other assets                                      (51,094)          --
----------------------------------------------------------------------------------------------
       Inventory                                                    (238,350)       1,324
----------------------------------------------------------------------------------------------
       Accounts payable and accrued expenses                          14,104       (3,113)
----------------------------------------------------------------------------------------------
       Due to/from related parties                                     6,988       (8,612)
----------------------------------------------------------------------------------------------
    Net cash used in operating activities                           (558,941)      10,765
----------------------------------------------------------------------------------------------
Cash flows used in investing activities:
----------------------------------------------------------------------------------------------
 Capital expenditures                                                (44,068)          --
----------------------------------------------------------------------------------------------
    Net cash used in investing activities                            (44,068)          --
----------------------------------------------------------------------------------------------
Cash flows from financing activities:
----------------------------------------------------------------------------------------------
 Proceeds from issuance of common stock                              935,292           --
----------------------------------------------------------------------------------------------
 Principal payments on notes payable to related parties              (34,304)
----------------------------------------------------------------------------------------------
 Proceeds from notes payable to related parties                           --       34,352
 ----------------------------------------------------------------------------------------------
   Net cash provided by financing activities                         900,988       34,352
----------------------------------------------------------------------------------------------
   Net increase in cash and cash equivalents                         297,979       45,117
----------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                         3,506        1,597
----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of eight months                   $ 301,485       46,714
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

AUCTIONANYTHING.COM
Notes to Financial Statements
August 31, 1999 and 1998
(Unaudited)

(1)  Summary of Significant Accounting Policies

     (b)  Description of Business

          AuctionAnything.com, Inc. (the "Company") operates on-line auctions specializing in sports memorabilia. The Company's primary site for operations is www.SportsAuction.com., which focuses on the
                        ----------------------
          collectibles market. The Company generates revenue by procuring specialty merchandise at the wholesale level and selling it at retail in an on-line format. Examples of typical inventory would include autographed memorabilia (photos, football jerseys, balls, hats, etc.), sports cards, and other collectibles such as Beanie Babies. The Company also generates commissions revenue through consignment sales of memorabilia.

     (b)  Inventories

          Inventories are stated at the lower of cost or market. Cost is determined principally on the specific identification method. Provisions for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels.

          Consignment inventory is not recorded as inventory by the Company and is not placed in an auction until the merchandise is received. If a consignment item does not sell in an auction, the Company requests that the consignor lower the minimum bid or withdraw the item from the auction.

     (c)  Equipment

          Equipment is stated at cost less accumulated depreciation. Depreciation of equipment is computed using the straight-line method over its estimated useful life of 3 years. Depreciation expense was $6,665 for the eight months ended August 31, 1999.

     (d)  Income Taxes

          The Company was considered an S-corporation for federal income tax purposes through March 9, 1999. As such, the Company was not subject to federal income taxes directly. Income or loss of the Company passed through to the individual stockholders. Effective March 10, 1999, the Company is considered a C-corporation for federal income tax purposes.

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (e)  Revenue Recognition

          The Company sells merchandise to customers under one of two types of sales transactions. The Company either purchases merchandise and sells it to customers or sells merchandise to customers under consignment arrangements and earns a commission.

          Revenue from sales of purchased merchandise is recognized and title passes when the Company receives verification of the credit card transaction or verification of the check clearing.

          Commission income from consignment sales is calculated as a percentage of the final sales value at the close of the auction and recognized when the Company receives verification of the credit card transaction or verification of the check. Commission is paid to the consignor after the merchandise has been shipped.

     (f)  Merchandise Return Policy

          The Company guarantees all items to be authentic, including consignment items. Any item may be returned within seven days for a full refund provided that the item has not been altered.

     (g)  Use of Estimates

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)  Related Party Transactions

     During 1999, the Officers auctioned collectible merchandise through the Company as consignors and did not pay the Company a commission for this service.

     Notes payable bearing interest of 14% with a balance of $34,304 were paid in full to related parties on March 31, 1999.

(3)  Year 2000 (Unaudited)

     The Company is dependent on computer systems and system applications for conducting its ongoing business functions. In 1998, the Company began its process of identifying, evaluating and implementing changes to computer programs necessary to address the year 2000 issue. This issue involves the ability of computer systems that have time sensitive programs to recognize properly the year 2000. The inability to do so could result in failures or miscalculations, which could disrupt the Company's ability to meet its customer and other obligations on a timely basis.

     In addition, the Company is developing contingency plans to address perceived risks associated with the Year 2000 effort. These include business resumption plans to address the possibility of internal systems failures and the possibility of failure of systems or processes outside the Company's control. Preparations for the management of the date change will continue through 1999.

(4)  Acquisition

     On March 10, 1999, the Company closed a transaction by which it acquired 100% of the outstanding capital stock of North Orlando Sports Promotions, Inc., a privately held Florida Corporation ("NOSP") from the shareholders of NOSP. As consideration for this acquisition, the Company issued 24,003,133 shares of its common stock, $.001 par value (the "Common Stock"), which amounted to approximately 85% of the Company's outstanding Common Stock, to the three former shareholders of NOSP. Also, prior to the closing of the transaction, the Company sold substantially all of its pre-acquisition assets to its majority pre-acquisition shareholder in exchange for his assignment to the Company of 747,116 shares of common stock and his assumption of all of the Company's pre-acquisition liabilities.

     In anticipation of the acquisition, the Company completed a private offering of 1,000,000 units at an offering price of $.10 per unit. Each unit consists of one share of common stock and one stock purchase warrant. Each stock purchase warrant entitled the holder to purchase three shares of common stock of the Company for $.30 per share. A total of 4,000,000 shares of common stock were issued and sold by the Company for net proceeds of approximately $925,000. The proceeds of the offering will be used for working capital and to fund the Company's expansion plans.

(5)  Leases

     During 1999, the Company entered into an operating lease for office space. The future minimum lease payments under these non-cancelable operating leases are as follows:

                                                                Operating
                   Year ending December 31,                       leases
              ---------------------------------                 ----------
                           1999                                 $    3,414
                           2000                                     10,904
                           2001                                      3,300
                                                                ----------

                   Total minimum lease payments                 $   17,618
                                                                ==========

(6)  Income Taxes

     The following is a reconciliation between expected income tax benefit and actual using the applicable statutory federal income tax rate of 34% and applicable state of Florida income tax rate of 5.5% for the eight month period ended August 31, 1999:

           Expected tax benefit                             $  110,918
           Allowance                                          (110,918)
                                                            -----------
                                                            $       --
                                                            ===========

     The tax effect of temporary differences that give rise to deferred tax assets as of August 31, 1999 are as follows:

           Deferred tax asset:
              Net operating loss                            $  110,918
              Less allowance                                  (110,918)
                                                            -----------

                   Total                                    $        --
                                                            ===========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies, as well as carryback opportunities, in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences.


PART III
ITEM 1- INDEX TO EXHIBITS

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



Exhibit          Page
Number           Number                     Description
------           ------                     -----------
2.1                         -   Certificate of Incorporation of the Company and
                                all Amendments thereto (filed with Form 10-SB on
                                October 28, 1999, and incorporated herein by
                                reference)
2.2                         -   Bylaws of the Company (filed with Form 10-SB on
                                October 28, 1999, and incorporated herein by
                                reference)
3.1                         -   Article Fourth of the Certificate of
                                Incorporation of the Company, as amended (filed
                                with Form 10-SB on October 28, 1999, and
                                incorporated herein by reference)
3.2                         -   Articles II, V and VI of the Bylaws of the
                                Company (filed with Form 10-SB on October 28,
                                1999, and incorporated herein by reference)
6.1                         -   Office Lease dated May 10, 1999, between the
                                Company and Tradewinds Office Building (filed
                                with Form 10-SB on October 28, 1999, and
                                incorporated herein by reference)
6.2                         -   Acquisition Agreement dated February 18, 1999,
                                among the Company, North Orlando Sports
                                Promotions, Inc., and the Shareholders of North
                                Orlando Sports Promotions, Inc. (filed with
                                Form 10-SB on October 28, 1999, and
                                incorporated herein by reference)
6.3                         -   Asset Purchase Agreement dated February 18,
                                1999, between North Orlando Sports Promotions,
                                Inc., and The Information SuperHighway
                                Corporation (filed with Form 10-SB on October
                                28, 1999, and incorporated herein by reference)
10.1                        -   Consent of KPMG LLP (filed herewith)


ITEM 2- DESCRIPTION OF EXHIBITS

          The documents listed in Item 1- Index to Exhibits, other than Exhibit 10.1, which is attached hereto, were attached to the initial filing of this registration statement as exhibits and are incorporated herein by this reference. Exhibit 2.1 consists of the Certificate of Incorporation of the Company on file with the Secretary of State of Delaware, together with all amendments thereto to date. Exhibit 2.2 is the current Bylaws of the Company. Exhibits 3.1 and 3.2 are those portions of Exhibits 2.1 and 2.2 that describe the rights of the Company's security holders. Exhibits 3.1 and 3.2 are not filed herewith as separate exhibits, but they are referred to in the Index to Exhibits in order to identify where such information may be found in Exhibits 2.1 and
2.2. Exhibit 6.1 is the Office Lease that is described in Item 3 of Part I of this registration statement. Exhibit 6.2 is the Acquisition Agreement that is first described in the Corporate History section of Item 1 of Part I of this registration statement. Exhibit 6.3 is the Asset Purchase Agreement that is first described in Item 7 of Part I of this registration statement. Exhibit 10.1, filed herewith, is the consent of KPMG LLP.

                                  SIGNATURES


       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AUCTIONANYTHING.COM, INC.



Date: November 12, 1999             By: /s/ Raymond J. Hotaling III
                                        ----------------------------------------
                                        Raymond J. Hotaling III, President

                                      -34-